787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 22, 2021

VIA EDGAR

David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Proxy Materials on Schedule 14A for the

Registrants listed on Appendix A hereto (collectively, the “Funds”)

Dear Mr. Orlic:

On behalf of each Fund, this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on December 20, 2021 regarding: (i) the Preliminary Proxy Materials filed by BlackRock MuniYield California Fund, Inc., BlackRock MuniYield California Quality Fund, Inc. and BlackRock MuniHoldings California Quality Fund, Inc. on December 10, 2021 (the “MUC Reorganizations Preliminary Proxy Materials”); (ii) the Preliminary Proxy Materials filed by BlackRock MuniYield New Jersey Fund, Inc. and BlackRock MuniHoldings New Jersey Quality Fund, Inc. on December 10, 2021 (the “MUJ Reorganization Preliminary Proxy Materials”); and (iii) the Preliminary Proxy Materials filed by BlackRock MuniHoldings Investment Quality Fund and BlackRock Municipal Income Fund, Inc. on December 10, 2021 (the “MUI Reorganization Preliminary Proxy Materials” and collectively with the MUC Reorganizations Preliminary Proxy Materials and the MUJ Reorganization Preliminary Proxy Materials, the “Preliminary Proxy Materials”).

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. Each Fund’s responses to the applicable comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable Preliminary Proxy Materials.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

December 22, 2021

Comment No. 1:	All Preliminary Proxy Materials. Please provide the proxy cards to the Staff in draft form before filing the proxy cards with the definitive proxy materials.

Response:	The Funds provided the proxy cards to the Staff in draft form via email on December 20, 2021. The Funds confirm that all proxy cards will be filed with the definitive proxy materials.

Comment No. 2:	MUC Reorganizations Preliminary Proxy Materials and MUI Reorganization Preliminary Proxy Materials. Please add disclosure that the applicable refinancing(s) will not occur unless shareholders approve the Reorganization(s).

Response:	The description of Proposals 1(A) and 1(C) in the MUC Reorganizations Preliminary Proxy Materials and the description of Proposal 1(A) in the MUI Reorganization Preliminary Proxy Materials state that if shareholders approve the respective Reorganization Agreement, it is expected that the applicable Fund will refinance its preferred shares. Accordingly, the Funds submit that the disclosure is clear that the refinancing(s) will only occur if shareholders approve the Reorganization(s).

Comment No. 3:	All Preliminary Proxy Materials. In the Question and Answer section, in response to the question “Why has each Fund’s Board recommended these proposals?”, please add disclosure addressed to each Fund’s preferred shareholders explaining why the Board of each Fund has recommended the proposals.

Response:	The disclosure in response to the above-referenced question states that the Board of each Fund determined that the Reorganization(s) is in the best interest of its Fund and the interests of the Fund’s existing common shareholders and preferred shareholders will not be diluted with respect to net asset value and liquidation preference, respectively, as a result of the Reorganization(s). The disclosure also indicates that the Reorganization(s) is intended to reduce fund redundancies and create a single, larger fund that may benefit from anticipated operating efficiencies and economies of scale. The Funds respectfully submit that the current disclosure sufficiently describes the reasons why the Board of each Fund has recommended the proposals.

Comment No. 4:	MUC Reorganizations Preliminary Proxy Materials and MUI Reorganization Preliminary Proxy Materials. In the Question and Answer section, in response to the question “How will holders of preferred shares be affected by the Reorganization[s]?”, please explain why, in the case of the MUC Reorganizations Preliminary Proxy Materials, the terms of the Target Fund VMTP Shares to be issued in the VRDP Refinancings will be “substantially identical,” not identical, to those of the Acquiring Fund’s VMTP Shares, and why, in the case of the MUI Reorganization Preliminary Proxy Materials, the terms of the Acquiring Fund VRDP Shares to be issued in the Acquiring Fund VMTP Refinancing will be “substantially identical,” not identical, to those of MFL’s VRDP Shares.

December 22, 2021

Response:	The Funds believe that the phrase “substantially identical” appropriately accounts for any minor differences between, in the case of the MUC Reorganizations Preliminary Proxy Materials, the terms of the Target Fund VMTP Shares to be issued in the VRDP Refinancings and those of the Acquiring Fund’s VMTP Shares and, in the case of the MUI Reorganization Preliminary Proxy Materials, the terms of the Acquiring Fund VRDP Shares to be issued in the Acquiring Fund VMTP Refinancing and those of MFL’s VRDP Shares. None of such differences will be material.

Comment No. 5:	MUC Reorganizations Preliminary Proxy Materials. Please explain why MUC’s 80% investment policy regarding investment in California Municipal Bonds and other long-term Municipal Bonds includes an exception for “temporary defensive periods.”

Response:	Rule 35d-1 under the Investment Company Act of 1940, as amended, requires, among other things, a fund with a name suggesting that the fund focuses its investments in a particular type of investment or investments to adopt a policy to invest, under normal circumstances, at least 80% of the value of its Assets (as defined in Rule 35d-1) in the particular type of investments suggested by the fund’s name. As proposed, Rule 35d-1 permitted a fund to depart from its 80% investment policy in order to take a “temporary defensive position” to avoid losses in response to adverse market, economic, political, or other condition.[1] In response to comments on the proposed rule that argued that the “temporary defensive position” exception was too narrow, the Commission instead adopted the “under normal circumstances” standard set out in the final version of Rule 35d-1 and indicated that the “under normal circumstances” standard both encompasses and is broader than the “temporary defensive position” exception.[2]

MUC was launched in February 1998, during the interim period between the proposal of Rule 35d-1 in 1997 and the adoption of Rule 35d-1 in 2001. Accordingly, it appears that MUC adopted an 80% investment policy that tracked the proposed form of Rule 35d-1 and thus included an exception for “temporary defensive periods” similar to the exception for a “temporary defensive position” in the proposed rule. Given that MUC’s 80% investment

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), available at https://www.sec.gov/rules/final/ic-24828.htm.
[2]	See id.

December 22, 2021

policy is required to be fundamental,[3] MUC has not changed its 80% investment policy to align with the “under normal circumstances” standard in the final version of Rule 35d-1 adopted after MUC’s launch, which is broader than the “temporary defensive periods” exception in MUC’s 80% investment policy.

Comment No. 6:	MUC Reorganizations Preliminary Proxy Materials and MUJ Reorganization Preliminary Proxy Materials. Please add disclosure explaining that the amendments to the Articles Supplementary of the Acquiring Fund to be voted on by preferred shareholders of the Acquiring Fund will involve only changes related to the issuance of additional preferred shares by the Acquiring Fund in the Reorganization(s).

Response:	The requested changes will be made.

Comment No. 7:	MUC Reorganizations Preliminary Proxy Materials and MUJ Reorganization Preliminary Proxy Materials. Please provide copies of the Articles of Amendment to be voted on by the Acquiring Fund’s preferred shareholders to the Staff via email prior to filing such Articles of Amendment with the definitive proxy materials.

Response:	The Funds provided the Articles of Amendment to the Staff in draft form via email on December 20, 2021.

Comment No. 8:	All Preliminary Proxy Materials. In the disclosure regarding appraisal rights under Maryland law, please clarify whether the Reorganization(s) is one of the limited circumstances in which shareholders would be entitled to appraisal rights.

Response:	Each Fund formed as a Maryland corporation confirms that the limited circumstances in which shareholders would be entitled to appraisal rights do not apply to the Reorganization(s). Accordingly, the disclosure regarding appraisal rights will be revised to add “which do not apply to the Reorganization[s]” after “except in limited circumstances.”

Comment No. 9:	All Preliminary Proxy Materials. In the section entitled, “Vote Required and Manner of Voting Proxies,” please remove references to broker non-votes as there are no routine proposals to be voted on by shareholders.

Response:	Item 21(b) of Schedule 14A requires the Funds to disclose the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law and the Funds’ charters and bylaws. Accordingly, the Funds have included disclosure regarding the treatment of broker non-votes in the above-referenced section, but indicated that the treatment of broker non-votes is “subject to any applicable rules of the NYSE.”

[3]

See Questions 3 and 4, Frequently Asked Questions About Rule 35d-1 (Investment Company Names) (Last Modified: December 4, 2001), available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

December 22, 2021

Comment No. 10:	MUC Reorganizations Preliminary Proxy Materials. Under “Vote Required and Manner of Voting Proxies,” please add references to the proposals to be voted on solely by preferred shareholders of the Acquiring Fund (i.e., Proposals 1(E) and 1(F)) in the discussion of the treatment of abstentions and broker non-votes by the Acquiring Fund.

Response:	The requested change will be made.

Comment No. 11:	All Preliminary Proxy Materials. Under “Vote Required and Manner of Voting Proxies,” please confirm that abstentions will be counted by the Acquiring Fund as “votes cast.”

Response:	The aforementioned disclosure will be revised to reflect that abstentions will be counted by the Acquiring Fund as “shares present,” as is the case for the Target Fund(s).

Comment No. 12:	All Preliminary Proxy Materials. Please explain why the vote standards for the proposals to be voted on by each Fund’s preferred shareholders as a separate class is a 1940 Act Majority for all such proposals other than Proposal 1(C) in the MUI Reorganization Preliminary Proxy Materials, for which the vote standard is a majority of shares present or represented by proxy.

Response:	The right of each Fund’s preferred shareholders to vote as a separate class on the proposal to approve the applicable Reorganization Agreement, and the required standard for such vote, is set out in the Articles Supplementary or Statement of Preferences governing the Fund’s preferred shares, not the federal securities laws. The Funds note that, following further review, the vote standard for Proposal 1(C) is also a 1940 Act Majority, which will be reflected in the applicable definitive proxy materials.

Comment No. 13:	All Preliminary Proxy Materials. Please confirm whether there are any regulatory approvals required in connection with the Reorganization(s) and, if so, disclose the status of such approvals. See Item 14(b)(5) of Schedule 14A.

Response:	The Funds confirm that no regulatory approvals are required in connection with the Reorganizations.

*    *    *    *    *    *     *    *    *    *

December 22, 2021

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

December 22, 2021

Appendix A

BlackRock MuniYield California Fund, Inc. (File No. 811-06499)

BlackRock MuniYield California Quality Fund, Inc. (File No. 811-06692)

BlackRock MuniHoldings California Quality Fund, Inc. (File No. 811-08573)

BlackRock MuniYield New Jersey Fund, Inc. (File No. 811-06570)

BlackRock MuniHoldings New Jersey Quality Fund, Inc. (File No. 811-08621)

BlackRock MuniHoldings Investment Quality Fund (File No. 811-08349)

BlackRock Municipal Income Fund, Inc. (File No. 811-21348)